SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1
to
SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

UAP Holding Corp.
(Name of Subject Company)

UAP Holding Corp.
(Names of Person(s) Filing Statement)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

903441103
(CUSIP Number of Class of Securities)

Todd A. Suko
Vice President, General Counsel and Secretary
7251 W. 4th Street
Greeley, CO 80634
(970) 356-4400
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

WITH COPIES TO:

Andrew J. Nussbaum
Gavin D. Solotar
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 1 to the Schedule 14D-9 (this “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 27, 2007, amends and supplements the Schedule 14D-9 filed with the SEC on December 10, 2007 by UAP Holding Corp. (the “Company”), a Delaware corporation. The Schedule 14D-9 relates to a tender offer by Agrium U.S. Inc. (“Purchaser”), a Colorado corporation and an indirect wholly owned subsidiary of Agrium Inc. (“Parent”), to purchase all of the outstanding shares of common stock of the Company, par value $0.001 per share, at a purchase price of $39.00 per share, net to the seller in cash without interest thereon and less any required withholding taxes, as disclosed in a Tender Offer Statement on Schedule TO filed with the SEC on December 10, 2007, by Purchaser, Parent and Utah Acquisition Co., a Delaware corporation and a direct wholly owned subsidiary of Purchaser, and on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 10, 2007 and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

     The information in the Schedule 14D-9 is incorporated in this amendment by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.      Additional Information.

     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the last sentence of the second paragraph under the heading “(c) Regulatory Approvals”, which begins “The waiting period under the HSR Act…,” with the following:

     “Parent voluntarily withdrew its report form on December 26, 2007 and plans to re-file such report form with respect to the acquisition of Shares in the Offer with the Division and the FTC on December 28, 2007. As a result, the waiting period under the HSR Act with respect to the acquisition of Shares in the Offer will expire not later than 11:59 p.m., New York City time, on Monday, January 14, 2008 unless such period is terminated earlier or extended by the issuance of a second request.”

     On December 27, 2007, Parent issued a press release regarding the withdrawal and re-filing of its report form, the full text of which was filed by Parent with the SEC on December 27, 2007 as Exhibit 1 to Form 6-K and is incorporated by reference herein.

Item 9.      Exhibits.

     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(7)	Press Release issued by Parent on December 27, 2007 (incorporated herein by reference to
Exhibit 1 to Form 6-K filed with the SEC by Parent on December 27, 2007).

SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 1 to Schedule 14D-9 is true, complete and correct.

UAP HOLDING CORP.

By:	/s/ Todd A. Suko

Name:	Todd A. Suko

Title:	Vice President, General Counsel and
Secretary

Dated:	December 27, 2007